UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-36701

CUSIP NUMBER 31679P109

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Fifth Street Asset Management Inc.
Full Name of Registrant
None
Former Name if Applicable
777 West Putnam Avenue, 3rd Floor
Address of Principal Executive Office (Street and Number)
Greenwich, CT 06830
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fifth Street Asset Management Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2017 (the “Form 10-Q”) by the prescribed filing deadline of 5:30 pm EST on August 14, 2017 without unreasonable effort and expense. The delay in filing the Form 10-Q is the result of delays in preparing additional financial information required to be disclosed as a result of the impact to the Company of (1) the transactions contemplated by that certain Asset Purchase Agreement, dated as of July 13, 2017, by and among Fifth Street Management LLC, Oaktree Capital Management, L.P. and, for certain limited purposes, the Company and Fifth Street Holdings L.P. (the “Asset Purchase Agreement”) and (2) the transactions contemplated by that certain Purchase Agreement, dated as of July 1, 2017, by and between Fifth Street Holdings L.P. and New Star Financial, Inc. (the “Purchase Agreement”). The Company is working to complete and file the Form 10-Q within the extension period of five calendar day provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended, and at this time the Company anticipates that it will be able to do so within such extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexander C. Frank	(203)	681-3600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒Yes           ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes           ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the probability of the transactions contemplated by the Asset Purchase Agreement and the completion of the transactions contemplated by the Purchase Agreement on July 20, 2017, the Company expects to report substantial changes to all of its asset management services business beginning with the quarter ended June 30, 2017. A reasonable estimate of the results cannot be made as the additional financial information required to be disclosed is still pending.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including statements related to the class-action lawsuits filed against the Company. These forward-looking statements are based upon the Company’s current expectations. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. In addition, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Fifth Street Asset Management Inc.

(Name of Registrant as Specified in Charter)

Fifth Street Asset Management Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2017	By:	/s/ Alexander C. Frank
Alexander C. Frank
Chief Operating Officer and Chief Financial Officer